For Immediate Release
May 11, 2012

Manulife Financial Capital Trust announces intention to redeem Manulife Financial Capital Securities

TORONTO – Manulife Financial Capital Trust (the “Trust”), a subsidiary of Manulife Financial Corporation, today announced its intention to redeem at par on June 30, 2012, all of its outstanding $60 million principal amount of Manulife Financial Capital Securities-Series A (the “MaCS-Series A”) and all of its outstanding $940 million principal amount of Manulife Financial Capital Securities-Series B (the “MaCS-Series B” and together with the MaCS-Series A, the “MaCS”). The MaCS are redeemable at the Trust’s option on June 30, 2012, at a redemption price per MaCS equal to $1,000 plus unpaid “indicated yield” to that date. Notice will be delivered to holders of MaCS in accordance with the Trust’s Amended and Restated Declaration of Trust.

After the MaCS are redeemed, holders of MaCS will cease to be entitled to distributions of “indicated yield” and will not be entitled to exercise any rights as holders other than to receive the redemption price.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to the Trust’s intention to redeem the MaCS. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to general business and economic conditions. Additional information about material factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$512 billion (US$512 billion) as at March 31, 2012. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Laurie Lupton Manulife Financial 416-852-7792 laurie_lupton@manulife.com	Shareholder Relations: Terri Neville Manulife Financial 1-800-795-9767 shareholder_services@manulife.com

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